CALIBRE MINING CORP.
Suite 1250 – 999 W. West Hastings Street
Vancouver, British Columbia, Canada, V6C 2W2

NEWS RELEASE

CALIBRE COMMENCES DRILLING ON CARGO GOLD-COPPER PROJECT

November 26, 2007	TSX-V: CXB

Vancouver, British Columbia: Robert D. Brown, President and CEO of Calibre Mining Corp. (TSX-V: CXB) (the “Company” or “Calibre”) is pleased to announce the commencement of a Phase 2 diamond drilling program on its Cargo gold-copper property, in the Lachlan fold belt of Central NSW, Australia. The belt contains several porphyry and epithermal camps including the 50 million ounce Cadia-Ridgeway district, located 30 km to the east-southeast of the Cargo property.

Preparations for a 2,000 metre diamond drilling program have been completed, including identification of collar locations and preparation of drill pads and sumps. Tylor Drilling Services of Orange, NSW has been contracted to carry out the drilling program and the first hole (Hole P2) was collared on November 20th, 2007. A second drill will be moved onto the property before the end of November in order to accelerate the drilling program and ensure completion of the program before the end of the year. A map showing the proposed Phase 2 Drill Hole Locations has been posted on the web site and can be viewed by following the link. http://www.calibremining.com//i/maps/Phase-2-Drill-Hol.jpg

Calibre is also in the process of completing a license-wide 1:10,000 scale geological mapping and reconnaissance rock sampling program on the 60 square km Cargo property. To date, the mapping has identified several previously unknown alteration systems and hydrothermal breccias bodies associated with small porphyry intrusions in the south-eastern part of the property. These features appear to lie on the same northwest structural corridor that hosts the Cargo prospect. Assay results from reconnaissance rock chip samples from these zones have been submitted to ALS-Chemex in Orange and the results are pending.

A joint venture agreement has been signed with Golden Cross Operations Pty (“Golden Cross”) and the mineral titles have been transferred to Calibre Mining (Australia) Pty. Ltd., a 100% owned subsidiary of Calibre. Under the terms of the agreement, Calibre can acquire a 70% direct interest in the Cargo License from Golden Cross by spending AUD$5.0 million on exploration and development over 4 years. Calibre’s first year expenditure commitment of AUD$250,000 has been met. Expenditures from the current exploration program will be applied to the AUD$750,000 year two commitment.

Calibre Mining Corp. is a TSX Venture Exchange listed company (TSX.V: CXB) that is focused on the acquisition, exploration and development of gold and copper deposits from around the Pacific Rim. In addition to the on-going exploration programs in Australia, Calibre is continuing to advance the Pt. Leamington gold-zinc massive sulphide deposit in Newfoundland, Canada.

Calibre Mining Corp.

Signed “Robert Brown”

Robert D. Brown, B.Sc., MBA
President and CEO

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward Looking Statements
Safe Harbor Statement under the United States Private Securities Litigation Reform Act of 1995: Except for the statements of historical fact contained herein, the information presented constitutes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements including but not limited to those with respect to the price of gold, silver or copper, potential mineralization, reserve and resource determination, exploration results, and future plans and objectives of the Company involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Calibre Mining Corp. to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.